盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

49TH FLOOR, BANK OF CHINA TOWER
ONE GARDEN ROAD
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2901-3804

WRITER'S E-MAIL ADDRESS
jpratt@sidley.com


SEC MAIL
RECEIVED
PROCESSING
MAY 0 2 2003
WASH. D.C.
184
SECTION

Our Ref: 22277-00002

April 30, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America


03022214

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an annual report and press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Joseph Pratt

Joseph Pratt

File No.: 82-34696


SEC MAIL PROCESSING
RECEIVED
MAY 0 2 2003
WASH. D.C. 184 SECTION

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited

(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

April 30, 2003

HK1 250914v2

File No. 82-34696

The following announcement was published in The Standard on April 30, 2003 as well as carried on the website of The Stock Exchange of Hong Kong Limited ("SEHK") in accordance with the Listing Rules of the SEHK and the Listing Agreement between the SEHK and China Oilfield Services Limited.



COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China with limited liability)

COSL TO BUILD NEW JACKUP DRILLING RIG

China Oilfield Services Limited has decided to launch a program to build a new jackup drilling rig which can drill in water depths up to 400 feet. It will solicit bids from international companies for the rig's design and from domestic shipyards for the rig's construction in the near future.

China Oilfield Services Limited ("COSL"), the leading provider of oilfield services in the offshore China market, announces that it has decided to build a new jackup drilling rig which can drill in water depths up to 400 feet. The new rig is intended to meet anticipated demand for COSL's drilling services. COSL plans to initiate the building program in the near future and will solicit bids from international companies for the rig's design and from domestic shipyards for its construction. The total cost of the new rig will depend on its design specifications and actual construction costs. The newbuild jackup rig is expected to begin operations by the end of 2005.

In its initial public offering prospectus dated November 11, 2002, COSL disclosed that it planned to purchase two second-hand jackup rigs before the end of 2004. COSL planned to fund these capital expenditures principally from the net proceeds it received from its initial public offering, cash provided by operating activities and, as necessary, with short-term and long-term debt. In the current market conditions, however, COSL has not been able to find any suitable second-hand rigs for a reasonable price. In addition to the newbuild jackup drilling rig mentioned above, depending on drilling rig market conditions and demand for its drilling services in 2004, COSL may still consider acquiring a second-hand jackup rig, upgrading one of its existing rigs or leasing a rig. A further announcement will be made when COSL enters into agreements for the design and construction of the new jackup drilling rig.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, April 29, 2003